March 1, 2007

Alex Hazan, Chief Executive Officer
Royal Spring Water, Inc.
14553 Delano Street   Suite 217
Van Nuys, California 91411

    RE: **Royal Spring Water, Inc. ("the company")**
           Amendment No. 2 to Registration Statement on
           Form SB-2
           Filed February 1, 2007
           File No. 333-136850

Dear Mr. Hazan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 12

1. Please disclose that Mr. Itamar (Itmar) Cohen is a principal beneficial owner of Royal Spring common stock. Please reconcile the spelling of Mr. Cohen's first name. Please disclose Mr. Youssefian's position as officer. Please disclose any other relationships required to be disclosed under Item 507 of Regulation S-B.

Plan of Distribution, page 14

2. As previously requested in our letter dated January 18, 2007, comment #2, please disclose the fixed price at which the securities will be offered and sold until the securities become quoted on the OTCBB or listed on an exchange. Also, if true, please indicate that after such time, the securities may be offered and sold at market prices or privately negotiated prices. Please revise the cover page as appropriate.

Legal Proceedings, page 14

3. We note that the company recently made an offer with respect to the complaint filed by a former officer of the company. Please expand the discussion to provide more detail regarding the offer and disclose the current status of this proceeding.

Involvement in Certain Legal Proceedings, page 16

4. If correct, please revise "in disgorgent" to "and disgorgement" in the last line on page 16.

Security Ownership . . ., page 17

5. Mr. Itamar (or Itmar) Cohen appears to be a principal beneficial shareholder. Please revise this table as appropriate or advise.

Description of Business

Overview, page 19

6. The new disclosure indicates that Easy.com distributed 29.7 million shares in September 2004 "in anticipation of the reverse merger". As Royal Spring Water Inc. was not incorporated until April 2005, please explain how the Easy.com distribution was "in anticipation of" the combination with Royal Spring Water Inc.

7. Please explain or revise the last sentence of the first paragraph since Mr. Itamar (Itmar) Cohen appears to be a principal beneficial shareholder.

8. As previously requested in comment #8 from our January 18, 2007 letter, please disclose all the principal terms of the combination between Easy.com and Royal Spring Water, including any consideration of any type received by the shareholders of Easy.com. For example, please explain the issuance of 29.7 million shares by Easy.com in September 2004 "without consideration." Please

disclose the consideration received by Mr. Goldstein and Hazen for the 75,000 shares of Royal Spring Water common stock.

9. In the second paragraph, please identify, by name or class, the 24 shareholders who received 3,000 shares each. Please name the party making this distribution and disclose the date on which this distribution occurred. Please disclose how this distribution was conducted under the federal securities laws.

10. If true, please clarify the table to indicate that the disclosed positions were previously held by the named individuals.

Management's Discussion and Analysis

Proposed Milestones to Implement Business Operations, page 22

11. We note that Phase 4, "Commence Operations" has been completed. Please disclose the date on which operations began and provide a current status of those operations. Further, if Phase 5 is not completed, please explain or revise the reference to "Q1, 2007" in the table.

Licensing and Water Rights, page 24

12. We note the statement that all testing and licensing requirements of the various government bodies have been completed. Please disclose when you passed FDA requirements and specifications.

Liquidity and Capital Resources, page 25

13. The new disclosure under "Going Concern" on page 26 appears relevant to the disclosure in this section. Please revise.

14. Please disclose the principal terms of the convertible note.

15. The line of credit and the convertible note agreements should be filed as exhibits to the registration statement.

Certain Relationships and Related Transactions, page 27

16. Please provide the information required by Item 404(c) of Regulation S-B for Easy.com and Royal Spring Water before the combination with Easy.com. Please

provide Item 404(c)(2) disclosure for the individuals taking control of Easy.com in September 2004.

Part II.

Item 26

17. Please provide the disclosure required by Item 701 of Regulation S-B for Easy.com before and after the combination with Royal Spring and Royal Spring before its combination with Easy.com.

Item 27. Exhibits

Exhibit 5.1 Opinion and Consent

18. We again reiterate the comment from our letter of January 18, 2007 and also our letter dated October 10, 2006. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

Financial Statements

19. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

10-QSB for the quarter ended November 30, 2006

Item 2. Management's Discussion and Analysis or Plan of Operation

Results of Operations for the Three Months Ended November 30, 2006, page 11

20. We note the significant increase in all expenses in the interim 2006 period as compared to 2005, yet there is no explanation in management's discussion and analysis of the reason(s) for the increase. Please revise you disclosure to provide an analysis for **each** of the components of your consolidated statements of income. The revisions should describe and quantify underlying material activities that generate income statement variances between periods. If practicable, please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

Liquidity and Capital Resources and Future Funding Requirements, page 12

21. Please revise your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. explanation of the significant change in your inventories and prepaid expenses and deposits). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

Note 5 – Subsequent Events, page 8

22. Tell us and revise to disclose the conversion price of the note, tell us whether you will recognize a beneficial conversion feature, and if not, please justify your conclusion in view of the fact that the conversion will be "done at a discount to market price."

23. Tell us and revise to disclose the circumstances under which the warrants will be issued to the Holder, and also tell us the circumstances under which the warrants can be settled (e.g. registered or unregistered shares, net cash settlement, etc…)

24. Explain to us how you are accounting for the note, warrants and beneficial conversion feature. Please reference the specific literature that supports your conclusion. Please submit a courtesy copy (copies) of the Note Agreement and Warrant Agreement.

2006 Form 10KSB and subsequent quarterly reports

Please revise these filings to comply with the above comments as appropriate.

Closing Comments

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 Please contact Blaise Rhodes at (202) 551- 3774 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gary Wykidal, Esq.
     via fax (714) 751-5428

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